================================================================================


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                               FUTUREFUEL CORP.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  U36297 106
--------------------------------------------------------------------------------
                                (CUSIP Number)



                               DECEMBER 31, 2007
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]   Rule 13d-1(b)
         [ ]   Rule 13d-1(c)
         [X]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




================================================================================

------------------------                              ---------------------
  CUSIP NO. U36297 106            SCHEDULE 13G          PAGE 2 OF 4 PAGES
------------------------                              ---------------------


-------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             LEE E. MIKLES

-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                     (b)  [ ]

-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------

     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
-------------------------------------------------------------------------------

                          5     SOLE VOTING POWER

   NUMBER OF SHARES             2,000,000
                        -------------------------------------------------------

                          6     SHARED VOTING POWER

BENEFICIALLY OWNED BY           0
                        -------------------------------------------------------

                          7     SOLE DISPOSITIVE POWER

    EACH REPORTING              2,000,000
                        -------------------------------------------------------

                          8     SHARED DISPOSITIVE POWER

     PERSON WITH:               0
------------------------------------------------------------------------------

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,000,000

-------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN [X]
             SHARES*

-------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             7.5%
-------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*                IN

-------------------------------------------------------------------------------

*SEE INSTRUCTIONS

------------------------                              ---------------------
  CUSIP NO. U36297 106            SCHEDULE 13G          PAGE 3 OF 4 PAGES
------------------------                              ---------------------


ITEM 1.

         The principal executive offices of FutureFuel Corp., a Delaware corporation ("FutureFuel"), are located at 8235 Forsyth Boulevard, Suite 400, Clayton, Missouri 63105.

ITEM 2.

         The name, state of incorporation, business address and citizenship of the person filing this statement is:

              Lee E. Mikles
              1486 East Valley Road
              Santa Barbara, CA 93108

              Citizen of the United States of America

         Shares of FutureFuel's Common Stock as well as certain Warrants to acquire shares of FutureFuel's Common Stock are listed on the Alternative Investment Market of the London Stock Exchange plc. Shares of Common Stock and Warrants trade under the ticker symbols "FFU", CUSIP Number U36297 106 and "FFUW," CUSIP Number U36297 122, respectively.

ITEM 3.

         Not applicable.

ITEM 4. OWNERSHIP

         Mr. Mikles beneficially owns 2,000,000 shares of FutureFuel Common Stock, which represents 7.5% of FutureFuel's outstanding Common Stock, as to which he has sole voting and dispositive power. 100,000 shares of Common Stock, which represents 1.4% of the outstanding Common Stock, are held by Lee
E. Mikles Gift Trust dated October 6, 1999 as to which Mr. Mikles is settlor of the trust but not a trustee or a beneficiary. Mr. Mikles disclaims beneficial ownership of these shares.

         12,500 of the company's Warrants, which represents 0.1% of the outstanding Warrants, are held by Alison L. Mikles Irrevocable Trust for the benefit of Mr. Mikles' minor child. While Mr. Mikles was the settlor of the trust, he is not a trustee and retains no right to revoke the trust or name successor trustees and disclaims beneficial ownership of these Warrants. Each of the company's Warrants represents the right to purchase one share of the company's Common Stock at the price of $6.00, exercisable on or before July 12, 2010.

ITEM 5.

         Not applicable.

------------------------                              ---------------------
  CUSIP NO. U36297 106            SCHEDULE 13G          PAGE 4 OF 4 PAGES
------------------------                              ---------------------


ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATIONS

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

                                            By:     /s/ Lee E. Mikles
                                                    ----------------------------
                                            Name:          Lee E. Mikles